

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2022

Michael S. Dell
Chairman and Chief Executive Officer
Dell Technologies Inc.
One Dell Way
Round Rock, Texas 78682

> **Re: Dell Technologies Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 17, 2022**
> **File No. 001-37867**

Dear Michael S. Dell:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program